EXHIBIT 99.1

Statoil ASA: CORRECTION: Error in reporting allocation of Dividend Shares to primary insiders

STAVANGER, Norway, June 24, 2016 -- Reference is made to the announcement by Statoil ASA (the "Company", OSE:STL, NYSE:STO) on 23 May 2016 regarding the participation by the primary insiders in the Dividend Issue for the fourth quarter 2015.

This is a correction of the announcement by the Company on 23.6.2016 07:56 regarding allocation of Dividend Shares to primary insiders.

The correction is required since part of the shareholding for some primary insiders was missing in the original announcement:

* Lars Christian Bacher, executive vice president, has been allocated 267 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Lars Christian Bacher and his close associate Mona Unneland hold 19,530 and 4,633 shares respectively, in total 24,163 shares in the Company;

* Timothy Dodson, executive vice president, has been allocated 380 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Timothy Dodson holds a total of 27,838 shares in the Company;

* John Knight, executive vice president, has been allocated 1,106 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, John Knight holds a total of 101,607 shares in the Company;

* Stig Lægreid, member of the board of directors, has been allocated 25 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, Stig Lægreid holds a total of 1,832 shares in the Company;

* Svein Skeie, senior vice president, has been allocated 258 Dividend Shares in the Dividend Issue and his close associate Margrethe Snapa has been allocated 64 Dividend Shares in the Dividend Issue. Following the completion of the Dividend Issue, they hold 18,922 and 4,708 shares respectively, in total 23,630 shares in the Company;

This information is subject of the disclosure requirements acc. to § 5-12 vphl (Norwegian Securities Trading Act)

CONTACT: Peter Hutton, SVP Investor Relations,
         mbl: +44 7881 918 792

         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524